July 5, 2024

Cheuk Hang Chow
Chief Executive Officer
IGTA Merger Sub Ltd.
875 Washington Street
New York, NY 10014

       Re: IGTA Merger Sub Ltd.
           Amendment No. 3 to Registration Statement on Form S-4
           Filed June 21, 2024
           File No. 333-276929
Dear Cheuk Hang Chow:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 14, 2024 letter.

Amendment No.3 to Registration Statement on Form S-4
Questions and Answers about the Business Combination and the Special Meeting
Q: Will I experience dilution..., page xiii

1. Please update your Potential Impact of Additional Dilution table to reflect the June 4,
       2024 redemption of 1,686,707 shares of Inception Growth common stock. AgileAlgo Management Revenue Update, page 86

2. We note your statement on page 86 that "there had been little to no lost deals in
       AgileAlgo's pipeline and very minimal slips or no-decisions." Given that AgileAlgo did not meet forecasted revenues because it was "not doing the required volume to meet the revenue projected," please discuss how you determined that you had no lost deals, slips and no-decisions.
 July 5, 2024
Page 2

Selected Historical Financial Information of AgileAlgo, page 116

3. Please update to include the Balance Sheet data as of March 31, 2024 and Statement of
       Operations and Statements of Cash Flow Data for the six-months ended March 31, 2024.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
AgileAlgo
Results of Operations
Revenues, page 131

4. You state here that you expect the commencement of, at minimum, two new customer projects under your new ADA line of business will close in June and August of 2024 and each contract has a value of between $220,000 to $250,000. You further state on page 134 that as of the date of this proxy statement/prospectus, you are in the advanced stages of negotiations for a project contract, which will be your inaugural project under the new
       ADA line of business and range between $225,000 and $260,000. Please clarify whether the two contracts discussed on page 131 are the same as the one discussed on page 134.
       Also, revise to disclose how many contracts you closed to date or expect to close under the new ADA line of business. Clarify whether any of ADA contracts have commenced, and if not, disclose when you expect them to begin. Also, please clarify whether you expect that all current and future ADA projects will have gross profit margins between
       20% to 22%.
Unaudited Pro Forma Condensed Combined Financial Statements
Pro Forma Combined Balance Sheet, page 151

5. We note that cash and cash equivalents under the Maximum Redemption scenario is
       ($651,000). Please revise to reflect this balance as a liability. In addition, add a footnote discussing how you intend to fund the negative cash balance should 100% of Inception
       Growth's remaining shareholders redeem their shares. To the extent additional funding is not probable, tell us how you determined your current presentation is appropriate.
Inception Growth Acquisition Limited Notes to Consolidated Financial Statements General, page F-23

6.     Please update the Report of Independent Registered Public Accounting
Firm and
       Subsequent Events footnote to be consistent with Inception Growth's Form 10-K/A filed on June 3, 2024. In addition, revise to provide an updated auditor's consent in Exhibit 23.2 that reflects the corrected opinion dates.
 July 5, 2024
Page 3

       Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Jan Woo at 202-551-3453 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   Ted Paraskevas